Filed by MarkWest Energy Partners, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: MarkWest Energy Partners, L.P.

Commission File No.: 001-31239

The following letter was mailed to MarkWest unitholders on November 20, 2015.

THE SPECIAL MEETING IS JUST DAYS AWAY - VOTE “FOR” ON THE ENCLOSED PROXY CARD OR ON THE INTERNET TODAY

NOT VOTING IS THE SAME AS A VOTE “AGAINST”

November 20, 2015

Dear Fellow Unitholder,

As a MarkWest Energy Partners, L.P. (“MWE”) unitholder, you are being asked to vote at an IMPORTANT Special Meeting of Unitholders to be held on December 1, 2015, to approve the combination of MWE and MPLX LP (“MPLX”), a Master Limited Partnership sponsored by Marathon Petroleum Corporation (“MPC”).

A LEADING INDEPENDENT PROXY ADVISORY FIRM, ISS, RECOMMENDS A VOTE “FOR” THIS TRANSACTION

Institutional Shareholder Services (“ISS”), a leading independent proxy advisory firm retained by many of the country’s leading investment institutions, recommends the combination.

ISS’s recommendation is highly supportive:

•                  “Given the premium to the unaffected price at announcement, the subsequent cash increases in the merger consideration, and the strategic advantages of the combination (including both the access to relatively more certain capital sources at a lower cost of capital and the ability to de-risk certain growth opportunities with Marathon as its General Partner), a vote FOR the merger is warranted.” (ISS Report, November 17, 2015)

On valuation, ISS states:

•                  “Though the value of the equity component of the consideration has declined since the announcement, this appears to be driven by macro issues with the sector at large, as suggested by the similarly sharp decline of the S&P MLP index over the same period. Though the market value of the merger consideration at the close of trading on Nov. 17, 2015 — despite the two increases in cash consideration — represents a 13.9 percent discount to the unaffected price, the unaffected price itself had been falling — in the face of the same sector headwinds — through much of the active sales process. Without the transaction, it seems doubtful the current market price would be anywhere near the unaffected price.” (ISS Report, November 17, 2015)

THREE OF MARKWEST’S LARGEST UNITHOLDERS ARE VOTING “FOR” THE COMBINATION

Three of MarkWest’s largest unitholders: Kayne Anderson Capital Advisors, L.P., Tortoise Capital Advisors, L.L.C., and The Energy & Minerals Group (EMG) have entered into voting agreements to vote in favor of the transaction.  Their cumulative investment represents more than 15 percent of MarkWest’s total common units entitled to vote.

TRANSACTION DELIVERS IMMEDIATE VALUE AND CREATES A POWERFUL PLATFORM FOR FUTURE GROWTH

Delivers compelling value and participation in a peer-leading distribution growth profile

•                  Total cash consideration of $6.20 per unit; an increase of 84 percent over initially announced cash consideration on July 13, 2015

•                  The combined partnership is expected to generate a “peer-leading” mid-20 percent compound annual distribution growth rate through 2019

•                  Upfront cash payment more than offsets difference between MWE’s forecasted standalone distribution and MPLX’s forecasted distribution through 2019

•                  MWE unitholders will own approximately 73 percent of the combined partnership

Merger establishes a powerful platform for future growth

•                  Combining MWE and MPLX creates a large-cap, diversified, high-growth Master Limited Partnership

•                  Combined partnership will have an investment-grade credit profile; greater than 90 percent fee-based cash flow

•                  Ability to pursue robust organic growth projects and $6 billion to $9 billion of incremental investment opportunities in the most economical and prolific liquids-rich natural gas resource plays

•                  Combined partnership will also have significantly enhanced commercial opportunities and the potential for third-party acquisitions

MPC is committed to, and aligned with the success of the combined partnership

•                  Combined partnership will be sponsored by MPC, a Fortune 25 company with a large, liquid, investment-grade balance sheet

•                  MPC generates significant free cash flow to invest in midstream infrastructure and has identified approximately $1.6 billion of MLP-qualifying EBITDA to support growth in distributable cash flows of the combined partnership

PLEASE VOTE “FOR” THE MERGER ON ENCLOSED PROXY CARD TODAY!

The MarkWest Board affirmed its support for the merger and recommends that you vote “FOR” the approval of the Merger Agreement on the enclosed proxy card TODAY to ensure your vote is counted.

The transaction is subject to approval by MarkWest unitholders and other customary closing conditions and, subject to the satisfaction of those conditions, is expected to close in December 2015. The date of the special meeting of MarkWest common unitholders is December 1, 2015. MarkWest unitholders of record as of October 5, 2015, will be entitled to vote on approval of the merger and the associated proposals.

Your vote is very important regardless of the number of MWE common units you own. Please vote promptly whether or not you expect to attend the MarkWest special meeting.  Submitting a proxy now will not prevent you from voting in person at the MarkWest special meeting.  If you have already voted and would like to revoke your proxy or change your vote, you may do so at any time before the MarkWest special meeting.

If you abstain from voting, fail to cast your vote in person or by proxy or fail to give voting instructions to your broker, bank or other nominee, it will have the same effect as a vote “AGAINST” the merger proposal.  You are also encouraged to carefully read the definitive proxy statement/prospectus dated October 30, 2015 and the supplement to the proxy statement/prospectus dated November 17, 2015 which provide detailed information about the proposed merger.

For your convenience, we have enclosed a new proxy card.

Set forth below are additional questions that you, as a holder (an “MWE Common Unitholder”) of common units of MWE (“MWE Common Units”), may have regarding submitting a proxy or voting, or revoking your proxy or changing your previous vote:

Q: How do I vote my MWE Common Units, or cause my MWE Common Units to be voted, at the MWE special meeting?

A: There are four ways you may cause your MWE Common Units to be voted at the MWE special meeting:

•                  In Person. If you are an MWE Common Unitholder of record, you may vote in person at the MWE special meeting. MWE Common Units held by you through a broker, bank or other nominee may be voted in person by you only if you obtain a legal proxy from the record holder (which is your broker, bank or other nominee) giving you the right to vote the MWE Common Units;

•                  Via the Internet. You may submit a proxy electronically via the Internet by accessing the Internet address provided on each proxy card (if you are an MWE Common Unitholder of record) or vote instruction card (if your MWE Common Units are held by a broker, bank or other nominee);

•                  By Telephone. You may submit a proxy by using the toll-free telephone number listed on the enclosed proxy card (if you are an MWE Common Unitholder of record) or vote instruction card (if your MWE Common Units are held by a broker, bank or other nominee); or

•                  By Mail. You may submit a proxy by filling out, signing and dating the enclosed proxy card (if you are an MWE Common Unitholder of record) or vote instruction card (if your MWE Common Units are held by a broker, bank or other nominee) and returning it by mail in the prepaid envelope provided.

Even if you plan to attend the MWE special meeting in person, your plans may change, and you are encouraged to submit your proxy as described above so that your vote will be counted if you later decide not to attend the MWE special meeting. If your MWE Common Units are held by you through a broker, bank or other nominee, also known as holding units in “street name,” you should receive instructions from that broker, bank or other nominee that you must follow in order to have your MWE Common Units voted. Please review such instructions to determine whether you will be able to submit your proxy via the Internet or by telephone. The deadline for submitting your proxy by telephone or electronically through the Internet remains unchanged and is 11:59 p.m. Eastern Time on November 30, 2015 (the “Telephone/Internet Deadline”). Proxies submitted by mail must be received by November 30, 2015, the day before the special meeting.

Q: If my MWE Common Units are held in “street name” by my broker, will my broker automatically vote my MWE Common Units for me?

A: No. If your MWE Common Units are held in an account at a broker, bank or through another nominee, you must instruct the broker, bank or other nominee on how to vote your MWE Common Units by following the instructions that the broker, bank or other nominee provides to you with these materials. Most brokers, banks and other nominees offer the ability for unitholders to submit voting instructions by mail by completing a voting instruction card, by telephone and via the Internet. If you do not provide voting instructions to your broker, bank or other nominee your MWE Common Units will not be voted on any proposal, which will have the same effect as a vote “AGAINST” the Merger Proposal.

Q: If I have already submitted a proxy or voting instructions, do I need to submit a new proxy or voting instructions?

A: No. If you have already submitted a proxy or voting instructions, you will be considered to have voted as specified in that proxy or voting instructions and do not need to take any action, unless you wish to revoke your proxy or change your voting instructions.

Q: Can I revoke my proxy or change my voting instructions? If I have already submitted a proxy or voting instructions, can I change that proxy or voting instructions?

A: Yes. If you are an MWE Common Unitholder of record, you may revoke or change your proxy (including a proxy that has already been submitted) at any time before the Telephone/Internet Deadline or before the polls close at the MWE special meeting by:

•                  sending a written notice, which is received prior to the Telephone/Internet Deadline, to MWE at 1515 Arapahoe Street, Tower 1, Suite 1600, Denver, Colorado 80202, Attn: Corporate Secretary, that bears a date later than the date of the proxy and states that you revoke your proxy;

•                  submitting a valid, later-dated proxy by mail, telephone or Internet that is received prior to the Telephone/Internet Deadline; or

•                  attending the MWE special meeting and voting by ballot in person (your attendance at the MWE special meeting will not, by itself, revoke any proxy that you have previously given).

If you hold your MWE Common Units in “street name,” you should follow the instructions of your broker, bank or other nominee regarding the revocation of proxies. If your broker allows you to submit a proxy via the internet or by telephone, you may be able to change your vote by submitting a new proxy via the internet or by telephone or by mail.

Q: Can I still vote using the proxy card you sent me earlier?

A: Yes. If you still have the proxy card that was sent to you along with the definitive proxy statement/prospectus, you may cause your MWE Common Units to be voted at the MWE special meeting by signing that proxy card and returning it by mail in the prepaid envelope provided or by following the instructions on your proxy card for voting by telephone or Internet.

On behalf of the MarkWest Board and management team, thank you for your continued support.

Sincerely,

Frank M. Semple

Chairman, President and Chief Executive Officer
of MarkWest Energy GP, L.L.C. general partner of MarkWest Energy Partners, L.P.

MarkWest Energy Partners, L.P. is a master limited partnership that owns and operates midstream services related businesses. MarkWest has a leading presence in many natural gas resource plays including the Marcellus Shale, Utica Shale, Huron/Berea Shale, Haynesville Shale, Woodford Shale and Granite Wash formation where it provides midstream services to its producer customers.

Additional Information and Where to Find It

In connection with the proposed acquisition, MWE and MPLX have filed relevant materials with the SEC, including MPLX’s registration statement on Form S-4 that includes a definitive proxy statement and a prospectus and was declared effective by the SEC on October 29, 2015 and a supplement to the proxy statement/prospectus dated November 17, 2015. Investors and security holders are urged to read all relevant documents filed with the SEC, including the definitive proxy statement and prospectus, because they contain important information about the proposed transaction. Investors and security holders are able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov, or for free from MWE by contacting Investor Relations by phone at 1-(866) 858-0482 or by email at investorrelations@markwest.com or for free from MPLX at its website, http://ir.mplx.com, or in writing at 200 E. Hardin Street, Findlay, Ohio 45840, Attention: Corporate Secretary.

Participants in Solicitation

MWE and its directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of common units with respect to the proposed transaction. Information about MWE’s directors and executive officers is set forth in the proxy statement for MWE’s 2015 Annual Meeting of Common Unitholders, which was filed with the SEC on April 23, 2015 and MWE’s current reports on Form 8-K, as filed with the SEC on May 5, 2015, May 19, 2015 and June 8, 2015, and in the prospectus filed by MPLX on October 30, 2015 and the related Registration Statement on Form S-4, which was declared effective by the SEC on October 29, 2015 and the supplement to the proxy statement/prospectus dated November 17, 2015. Information about MPLX’s directors and executive officers is available in MPLX’s Annual Report on Form 10-K filed with the SEC on February 27, 2015 and MPLX’s current report on Form 8-K, as filed with the SEC on March 9, 2015. To the extent holdings of securities have changed since the amounts contained in the definitive proxy statement filed by MWE, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the joint proxy statement and prospectus regarding the acquisition. These documents may be obtained free of charge from the SEC’s website http://www.sec.gov, or from MWE and MPLX using the contact information above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements.” All statements other than statements of historical facts included or incorporated herein may constitute forward-looking statements that involve a number of risks and uncertainties. These statements may include statements regarding the proposed acquisition of MWE by MPLX, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and any other statements regarding MWE’s and MPLX’s future operations, anticipated business levels, future earnings and distributions, planned activities, anticipated growth, market opportunities, strategies and competition. All such forward-looking statements involve estimates and assumptions that are subject to a number of risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied in such statements. Factors that could cause or contribute to such differences include: factors relating to the satisfaction of the conditions to the proposed transaction, including regulatory approvals and the required approval of MWE’s unitholders; the parties’ ability to meet expectations regarding the timing and tax treatment of the proposed transaction; the possibility that the combined company may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all; the integration of MWE being more difficult, time-consuming or costly than expected; the effect of any changes resulting from the proposed transaction in customer, supplier and other business relationships; general market perception of the proposed transaction; exposure to lawsuits and contingencies associated with MPLX; the ability to attract and retain key personnel; prevailing market conditions; changes in the economic and financial conditions of MWE and MPLX; uncertainties and matters beyond the control of management; and the other risks discussed in the periodic reports filed with the SEC, including MWE’s and MPLX’s Annual Reports on Form 10-K for the year ended December 31, 2014 and MWE’s Report on Form 10-Q for the quarter ended September 30, 2015. These risks, as well as other risks associated with MWE, MPLX and the proposed transaction are also more fully discussed in the proxy statement and prospectus included in the registration statement on Form S-4 filed with the SEC by MPLX and declared effective by the SEC on October 29, 2015 and the supplement to the proxy statement/prospectus dated November 17, 2015. MWE has mailed the proxy statement/prospectus to its unitholders. The forward-looking statements should be considered in light of all these factors. In addition, other risks and uncertainties not presently known to MWE or MPLX or that MWE or MPLX considers immaterial could affect the accuracy of the forward-looking statements. The reader is cautioned not to rely unduly on these forward-looking statements. MWE and MPLX do not undertake any duty to update any forward-looking statement except as required by law.

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